Exhibit 99.2

Santiago, March 19, 2019

GG.- 116 / 2019

Mr.

Joaquín Cortez Huerta

Chairman

Financial Market Commission

Present

Ref.: Material Event Notice / Annual Ordinary Shareholders’ Meeting Agreements

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions (“SBIF”), we inform the Commission of the following Material Event:

In the Annual Ordinary Shareholders’ Meeting held today, Itaú Corpbanca’s shareholders agreed:

1.- To renew in its entirety the bank’s board of directors. Consequently, the following persons were appointed, eleven as office-holders and two as alternates, respectively, as provided by Itaú Corpbanca’s by-laws:

Office-holders:

Jorge Andrés Saieh Guzmán

Ricardo Villela Marino

Jorge Selume Zaror

Fernando Aguad Dagach

Caio Ibrahim David

Milton Maluhy Filho

Andrés Bucher Cepeda

Gustavo Arriagada Morales

Pedro Samhan Escándar

Bernard Pasquier

Fernando Concha Ureta

Alternates:

Diego Fresco Gutiérrez

Jessica López Saffie

It is noted herein that the office-holders, Messrs. Gustavo Arriagada Morales, Pedro Samhan Escándar, Bernard Pasquier and Fernando Concha Ureta were appointed as independent directors, as set forth in article 50 Bis. of Law No. 18,046.

2.- To distribute a dividend equivalent to 30% of net income for 2018, which represents an aggregate amount equal to Ch$51,614,029,171 payable to the shareholders of the Bank entitled to receive dividends in a proportion of Ch$0.100728627 per share.

Sincerely,

Manuel Olivares Rossetti

Chief Executive Officer

Itaú Corpbanca